January 1, 2000



John Hancock Advisers, Inc.
101 Huntington Avenue
Boston, Massachusetts   02199

Re:      John Hancock International Equity Fund ("Fund")

Ladies and Gentlemen:

The Sub-Investment Contract between John Hancock Institutional Series (the "Trust") on behalf of the Fund, John Hancock Advisers, Inc. (the "Adviser") and John Hancock Advisers International, Ltd. (the "Sub-Adviser"), dated March 30, 1995, currently provides that the Adviser will pay the Sub-Adviser quarterly, for each of the preceding 3 months, in arrears a fee at the annual rate of 70% of the investment advisory fee payable to the Adviser while the Fund's average daily net assets are less than $500 million; and 90% of the investment advisory fee payable to the Adviser while the Fund's average daily net assets are $500 million or more. The Fund shall not be liable to the Sub-Adviser for the Sub-Adviser's compensation.

As of January 1, 2000, the Sub-Adviser hereby agrees to waive its right to receive its sub-advisory fee except for an amount equal to .05% of the Fund's average daily net asset value. Indocam International Investment Services ("IIIS") will provide advice and services under the terms of a separate Sub-Advisory Agreement with the Fund, and the Sub-Adviser will act as a limited Co-Sub-Adviser with IIIS.

                                             Agreed to by:

                                             JOHN HANCOCK ADVISERS
                                             INTERNATIONAL, LIMITED


                                             /s/Anne C. Hodsdon
                                             ------------------
                                             Anne C. Hodsdon
                                             Director
Funds/institnl/JHAIwaiver-99